UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Equus Total Return, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

294766100

(CUSIP Number)

Kenneth I. Denos
MCC Europe Limited
 10757 So. River Front Pkwy
Suite 125
South Jordan, UT 84095

(801) 816-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) MCC Europe Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 357,458
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 357,458
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,458
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Moore, Clayton & Co., Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 357,458
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 357,458
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,458
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Anthony R. Moore
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 357,458
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 357,458
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,458
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Sharon Clayton
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 357,458
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 357,458
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,458
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Kenneth I. Denos
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 357,458
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 357,458
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,458
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Fund”).  The principal executive offices of the Fund are located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Item 2.    Identity and Background

This statement is being filed jointly by: MCC Europe Limited (“MCCE”), Moore, Clayton & Co., Inc. (“MCC”), MCC Global N.V (“MCC Global”) Anthony R. Moore, Sharon Clayton and Kenneth I. Denos (the “Reporting Persons”).

MCCE is organized under the laws of the United Kingdom.  Its principal office is located at Flat 4-C Collier House, 163-169 Brompton Road, London SW3 1PY United Kingdom.  MCCE provides business consulting services in the United Kingdom.  MCCE is a wholly-owned subsidiary of MCC.

MCC is organized under of the laws of the state of Delaware and is the parent company of, among other entities, (a) MCCE and (b) the Fund’s previous investment manager, Moore, Clayton Capital Advisors Inc. (“MCCA”). MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCC Global is organized under the laws of The Netherlands and is the parent company of MCC. MCC Global’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.  The firm is an international private equity investment and advisory firm with offices in London, Amsterdam and Salt Lake City.

Anthony R. Moore is the Chairman of the Supervisory Board of MCC Global and owns 11.82% of the voting equity in MCC Global.  Mr. Moore’s business address is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.  Mr. Moore is a citizen of the United Kingdom and the United States of America.

Sharon Clayton is Chairman of the Management Board of MCC Global and owns 12.02% of the voting equity in MCC Global. Her business address is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.  Ms. Clayton is a citizen of the United States of America.

Kenneth I. Denos is the CEO of MCC Global and a member of the Board of Directors of the Fund.  He owns 7.53% of the voting equity in MCC Global.  His business address is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.  Mr. Denos is a citizen of the United States of America.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A are the respective names, business addresses, principal present occupations and citizenships of Mr. Moore, Ms. Clayton, Mr. Denos and the other executive officers, directors and control persons of each of MCC Global, MCCE and MCC.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Inapplicable.

Item 4.    Purpose of Transaction

Elliott International, Inc. and Manchester Securities, Inc. who are secured creditors of MCC, have each foreclosed upon 265,840 and 265,840 shares, respectively, of the Fund held by MCCE.  All of the shares disposed of were originally acquired by MCCE for investment purposes.  The Reporting Persons intend to change the composition of the Fund’s board of directors and management, although no definitive plan has been developed.

Item 5.     Interests in Securities of the Issuer

(a) The Reporting Persons beneficially own 357,458 shares of Common Stock, which represent approximately 4.03% of the issued and outstanding shares of Common Stock.

(b) The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 357,458 shares of Common Stock, which represent approximately 4.03% of the outstanding shares of Common Stock.

(c) During the past 60 days, the Reporting Person have not purchased any shares of the Fund.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to

Securities of the Issuer.

MCCE has pledged its remaining shares of the Fund to various creditors, including Elliott International, Inc., and Manchester Securities, Inc. MCCE is in default with respect to such creditors which could result in additional involuntary transfers of the Fund’s shares.

Item 7.      Materials to be filed as Exhibits.

Exhibit A.   Officers and Directors of MCC and MCCE

Exhibit B.    Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCC GLOBAL N.V.

By: /s/ Kenneth I. Denos*
Name:  Kenneth I. Denos
Title:  Chief Executive Officer

MCC EUROPE LIMITED

By: /s/ Kenneth I. Denos*
Name:  Kenneth I. Denos
Title:  Director

MOORE, CLAYTON & CO., INC.

By: /s/ Kenneth I. Denos*
Name:  Kenneth I. Denos
Title:  Chief Executive Officer

ANTHONY R. MOORE

By: /s/ Anthony R. Moore*

SHARON CLAYTON

By: /s/ Sharon Clayton*

KENNETH I. DENOS

By: /s/ Kenneth I. Denos*

EXHIBIT A

Officers and Directors of MCC Global, MCC and MCCE

MCCE and MCC are wholly-owned subsidiaries of MCC Global, and therefore MCC Global ultimately controls MCC and MCCE. The name, business address, present principal occupation, and citizenship of each director, executive officer and control person of MCCE, and each executive officer and director of MCC Global, are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Anthony R. Moore 10757 River Front Pkwy. Suite 125 South Jordan, Utah 84095
MCC GLOBAL
Chairman of the Supervisory Board.  Mr. Moore owns 16.37% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 10757 River Front Parkway, Suite 125, South Jordan, Utah 84095.

MCC
Chairman of the Board.  MCC is a wholly owned subsidiary of MCC Global.  MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCE
Chairman of the Board.  MCCE provides business consulting services in the United Kingdom.  MCCE is wholly owned by MCC.  MCCE’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCA
Chairman of the Board and President.  MCCA is an SEC-registered investment adviser, and until June 30. 2009, provided investment management services to the Fund.  MCCA’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United Kingdom and United States of America

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Sharon Clayton 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095
MCC GLOBAL
Chairman of the Management Board.  Ms. Clayton owns 17.68% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCC
Director.  MCC is a wholly owned subsidiary of MCC Global.  MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCE
Director.  MCCE provides business consulting services in the United Kingdom.  MCCE is wholly owned by MCC.  MCCE’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCA
Director and Executive Vice-President.  MCCA is an SEC-registered investment adviser, and, until June 30, 2009 provided investment management services to the Fund.  MCCA’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, Texas 77019.

United States of America

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Kenneth I. Denos 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095
MCC Global
Chief Executive Officer and Management Board Director.  Mr. Denos owns 8.62% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCC
Chief Executive Officer and Director.  MCC is a wholly owed subsidiary of MCC Global.  MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCE
Director.  MCCE provides business consulting services in the United Kingdom.  MCCE’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCA
Chief Executive Officer and Director.  MCCA is an SEC-registered investment adviser, and, until June 30, 2009, provided investment management services to the Fund.  MCCA’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus Total Return, Inc.
Director.  Equus Total Return, Inc. is a closed-end fund, business development company, and is listed on the New York Stock Exchange.  Equus Total Return’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United States of America

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Equus Total Return, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on August 14, 2009.

MCC GLOBAL N.V.

By: /s/ Kenneth I. Denos*
Name:  Kenneth I. Denos
Title:  Chief Executive Officer

MCC EUROPE LIMITED

By: /s/ Kenneth I. Denos*
Name:  Kenneth I. Denos
Title:  Director

MOORE, CLAYTON & CO., INC.

By: /s/ Kenneth I. Denos*
Name:  Kenneth I. Denos
Title:  Chief Executive Officer

ANTHONY R. MOORE

By: /s/ Anthony R. Moore*

SHARON CLAYTON

By: /s/ Sharon Clayton*

KENNETH I. DENOS

By: /s/ Kenneth I. Denos*